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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number           001-16619
Kerr-McGee Corporation

(Exact name of registrant as specified in its charter)
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma
(405) 270-1313

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
7-7/8% Notes Due September 15, 2031
6.95% Notes Due July 1, 2024
6.625% Notes Due October 15, 2007
6-7/8% Notes Due September 15, 2011
7.125% Notes Due October 15, 2027
(See Explanatory Note below)

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☐ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☐ ☐ ☐ ☐ ☒
     Approximate number of holders of record as of the certificate or notice date: Less than 300 holders of record for each class of securities covered by this Form.
     Pursuant to the requirements of the Securities Exchange Act of 1934, Kerr-McGee Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 4, 2006	By:	/s/ Charlene A. Ripley
Name Charlene A. Ripley
		Title:	Vice President and Secretary

     Explanatory Note: The periodic reporting obligations were statutorily suspended pursuant to Section 15(d) of the Exchange Act of 1934 for each class of securities covered by this Form on (i) January 1, 2005 for the 6.95% Notes, (ii) January 1, 2002 for the 6-6/8% Notes and 7-7/8% Notes, and (iii) January 1, 1998 for the 6.625% Notes and 7.125% Notes.